Exhibit 99.1

EdR to be Acquired by Greystar-Led Fund for $41.50 Per Share in a $4.6 Billion Transaction

MEMPHIS, Tenn., June 25, 2018 -- EdR (NYSE:EDR), one of the nation’s largest developers, owners and managers of high-quality collegiate housing communities, today announced that it has entered into a definitive merger agreement to be acquired by a newly-formed, perpetual-life fund, Greystar Student Housing Growth and Income Fund, LP (“GEdR”), an affiliate of Greystar Real Estate Partners, in an all-cash transaction valued at approximately $4.6 billion, including debt to be assumed or refinanced.

Under the terms of the merger agreement, which was unanimously approved by EdR’s Board of Directors, EdR’s stockholders will receive $41.50 per share in cash. This represents a premium of 26.3 percent over the 90-day volume-weighted average share price ending May 31, 2018 and a premium of 13.6 percent over the May 31, 2018 closing share price, the last trading day prior to news stories speculating about the possible sale of EdR.

“For more than 50 years, EdR has been a pioneer in the student housing industry, partnering with some of America’s most prestigious universities to enhance and transform their campus housing and achieve their student success goals,” said Randy Churchey, EdR’s Chief Executive Officer and Chairman of the Board of Directors. “As a public company, one of our priorities is to maximize stockholder value and we believe this transaction with Greystar accomplishes that goal. We are certain today’s announcement is in the best interest of all of EdR’s stakeholders, including university partners, employees and stockholders.”

Churchey added, “Since the current EdR management team took over on January 1, 2010 -- and including this transaction -- EdR stockholders will have received a total stockholder return of 293%1, which ranks in the top quartile of all public U.S. equity REITs in existence during that time period2.”

“We are pleased to partner with a group of world-class investors to acquire one of the nation’s best student housing operators and developers. EdR has one of the highest quality and best located student housing portfolios in the U.S., and it will seed Greystar’s newly formed flagship student housing-focused perpetual-life fund. We are excited to capitalize on our significant scale and experience to enhance the platform’s performance and value over the long term,” said Bob Faith, the Founder, Chairman and Chief Executive Officer of Greystar. “EdR’s ONE Plan on-campus platform is an integral component that drove our interest and we are excited about the continued on-campus growth opportunities it provides. Combined, we will leverage our expertise, vision and financial strength to serve our current university partners as well as further expand our global student housing footprint. We believe in the long-term fundamentals supporting the sector and will continue to seek out opportunities to invest in student housing.”

The transaction, which is currently expected to close in the second half of 2018, is subject to customary closing conditions, including the approval of EdR’s stockholders, who will vote on the transaction at a special meeting on a date to be announced. The transaction is not contingent on receipt of financing by Greystar.

In conjunction with the above transaction and subject to normal closing conditions, a joint venture between an affiliate of Blackstone Real Estate Income Trust, Inc. (“BREIT”) and an affiliate of Greystar will acquire a portfolio of off- campus student housing assets, which are located adjacent to top-tier university campuses. The newly combined Greystar/EdR team will continue to manage the assets. BREIT is a perpetual-life, monthly NAV REIT that, pro forma for this transaction, will own an approximately $10 billion portfolio of stabilized, income generating real estate concentrated in U.S. markets with attractive growth as well as real estate debt securities.

1 Calculated based on SNL share price and dividend data and including dividend reinvestment and adjusted for EdR’s 3 for 1 reverse stock split in 2014.

2 Based on SNL data for all publicly traded REITs that have been in existence from January 1, 2010 to the date of this release.

Under the Merger Agreement, EdR will discontinue its regular quarterly dividends. However, if the transaction is completed after October 15, 2018, EdR stockholders will receive a per diem amount of approximately $0.00435 per share for each day from October 15, 2018 until (but not including) the closing date.

BofA Merrill Lynch is serving as exclusive financial advisor, and Morrison & Foerster LLP and Venable LLP are serving as legal advisors to EdR. J.P. Morgan Securities LLC is serving as exclusive financial advisor, and Hogan Lovells US LLP and King & Spalding are serving as legal advisors, to Greystar.

JPMorgan Chase Bank, N.A. has provided a commitment letter to Greystar’s newly formed fund for debt financing for the transaction upon the terms and conditions set forth in such letter.

Citigroup Global Markets Inc. and TSB Capital Advisors are acting as financial advisors to BREIT, and Simpson Thacher & Bartlett LLP is acting as legal advisor to BREIT.

As a result of today’s announcement, EdR does not expect to issue a second quarter earnings release or host a conference call and webcast to discuss its financial results for the quarter ended June 30, 2018.

About EdR

EdR (NYSE: EDR) is one of America's largest owners, developers and managers of collegiate housing. EdR is a self-administered and self-managed real estate investment trust that owns or manages 79 communities with more than 42,300 beds serving 50 universities in 25 states. EdR is a member of the Russell 2000 Index, the S&P MidCap 400 and the Morgan Stanley REIT indices. For details, please visit EdR's Web site at www.EdRtrust.com.

About Greystar

Greystar is a leading, fully integrated real estate company offering expertise in investment management, development, and property management of rental housing properties globally. Headquartered in Charleston, South Carolina, with offices throughout the United States, Europe, Latin America, and Asia- Pacific, Greystar is the largest operator of apartments in the United States, managing more than 435,000 conventional units and student beds in over 150 markets globally. Greystar also has a robust institutional investment management platform dedicated to managing capital on behalf of a global network of institutional investors with nearly $26 billion in gross assets under management including more than $9.7 billion of developments underway. With approximately $6 billion in student housing assets under management, Greystar is the 10th largest student housing operator in the United States, the largest student housing operator in Spain, and the 3rd largest owner of student housing assets in the United Kingdom with a growing presence across Europe. Greystar was founded by Bob Faith in 1993 with the intent to become a provider of world class service in the rental housing real estate business. To learn more about Greystar, visit www.greystar.com.

About BREIT

Blackstone Real Estate Income Trust, Inc. is a perpetual-life, monthly NAV REIT that seeks to invest in stabilized, income-generating U.S. commercial real estate across the key property types, including multifamily, industrial, retail and hotel assets, and to a lesser extent in real estate-related securities. BREIT is externally managed by BX REIT Advisors L.L.C., a subsidiary of Blackstone (NYSE: BX). Further information is available at www.breit.com.

Additional Information and Where to Find It

This communication relates to the proposed merger transaction involving EdR. In connection with the proposed merger, EdR will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a proxy statement on Schedule 14A (the “Proxy Statement”). This communication is not a substitute for the Proxy Statement or for any other document that EdR may file with the SEC and send to EdR’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF EDR ARE URGED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement and other documents filed by EdR with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by EdR with the SEC will be available free of charge on EdR’s website at www.EdRtrust.com, or by contacting EdR’s Investor Relations Department.

EdR and its directors and certain of its executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the trustees and executive officers of EdR is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 29, 2018 and other filings filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Proxy Statement and other relevant materials to be filed with the SEC when they become available.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Certain statements in this press release regarding the proposed merger transaction involving EdR, including any statements regarding the expected timetable for completing the transaction, benefits of the transaction, future opportunities for EdR, and any other statements regarding EdR’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could”, “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Although we believe the expectations reflected in any forward- looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) risks associated with EdR’s ability to obtain the stockholder approval required to consummate the merger and the timing of the closing of the merger, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the merger will not occur, (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement, (iii) unanticipated difficulties or expenditures relating to the transaction, the response of universities, business partners and competitors to the announcement of the transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the transaction, (iv) changes affecting the real estate industry and changes in financial markets, interest rates and foreign currency exchange rates, (v) increased or unanticipated competition for EdR’s properties, (vi) risks associated with acquisitions, (vii) maintenance of real estate investment trust (“REIT”) status, (viii) availability of financing and capital, (ix) changes in demand for developed properties, (x) national, international, regional and local economic climates, and (xi) those additional risks and factors discussed in reports filed with the SEC by EdR from time to time, including those discussed under the heading “Risk Factors” in its most recently filed reports on Form 10-K and 10-Q. EdR undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance upon forward-looking statements.

EdR Contacts:

J. Drew Koester, Senior Vice President, Capital Markets and Investor Relations
dkoester@edrtrust.com

Dawn Ray, Vice President, Corporate Communications and Marketing
dray@edrtrust.com

Greystar Contacts:

Liza Kunkel – Greystar Public Affairs
Liza.Kunkel@Greystar.com

Adam Pillay – Greystar Investor Relations
Adam.Pillay@greystar.com

Blackstone Contact:

Paula Chirhart, Senior Vice President, Public Affairs
Paula.chirhart@blackstone.com